

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 26, 2010

Via U S Mail and FAX [954-889-9898]

Mr. Jason Fine
Chief Executive Officer
Ecologix Resource Group, Inc.
9903 Santa Monica Boulevard, Suite 918
Beverly Hills, California 90212

       Re: Ecologix Resource Group, Inc.
              Form 8-K for Item 4.01
              Filed January 22, 2010
              File No. 333-148664

Dear Mr. Fine:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K Filed January 22, 2010

1. We see that your former auditor is Weinberg & Associates LLC. That firm does not appear to be registered with the PCAOB. Please tell us how your Form 10-K for fiscal 2008 that contains the audit report of Weinberg & Associates LLC complies with the requirements of Article 8 of Regulation S-X and Section 102 of the Sarbanes-Oxley Act.

2. Please amend your Form 8-K to present the representations about the audit report of your former auditor on fiscal 2008 that are required by Item 304(a)(1)(ii) of Regulation S-K. Please tell us whether fiscal 2007 was audited by a different accountant and if you filed a Form 8-K for the change in accountant.

3. Please amend to present the representations required by Item 304(a)(1)(iv) and Item 304(a)(1)(v) of Regulation S-K for fiscal 2008 and for the interim period from January 1, 2009 thru January 15, 2010.

4. Include, as an exhibit to the amendment, a letter from your former auditors addressing the revised disclosures.

Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Jason Fine
Ecologix Resource Group, Inc.
January 26, 2010
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jeanne Bennett, Staff Accountant at (202) 551-3606. In her absence, you may call me at (202) 551-3676.

Sincerely,

Brian Cascio
Accounting Branch Chief